[Letterhead of Wachtell, Lipton, Rosen & Katz]

August 23, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Michael Henderson
Amit Pande
Robert Arzonetti
Christian Windsor

Re:	Capital One Financial Corporation

Amendment No. 2 to Registration Statement on Form S-4

Filed July 26, 2024

File No. 333-278812

Dear Messrs. Henderson, Pande, Arzonetti and Windsor:

On behalf of our client, Capital One Financial Corporation (“Capital One”), we are providing the responses set forth below to the comments of the Staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in its letter, dated August 6, 2024, with respect to the above-referenced Amendment No. 2 to the Registration Statement on Form S-4 (the “Registration Statement”).

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the response. Terms not otherwise defined in this letter shall have the meanings set forth in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4

Recent Developments

Discover Card Misclassification, page 17

1.

Please provide a more detailed explanation of the card product misclassification matter, including the cause, when it was first identified in the organization, how it was identified, and who identified it. Describe the significant terms of the contractual arrangements to which the card product misclassification matter relates, including the rights and obligations of the parties. Specifically address circumstances when there is a breach, default, or billing dispute under the contract.

Response: Capital One respectfully acknowledges the Staff’s comment and respectfully advises the Staff that Discover has provided its response directly to the Staff under separate cover. By a separate letter, Discover has requested confidential treatment for its response pursuant to the provisions of Rule 83 of the Rules of Practice of the Securities and Exchange Commission (17 C.F.R. §200.83) (“Rule 83”).

U.S. Securities and Exchange Commission

August 23, 2024

2.

Tell us when you first determined that your financial statements contained errors related to the card product misclassification matter. Describe each error in further detail and the relevant accounting literature considered.

Response: Capital One respectfully acknowledges the Staff’s comment and respectfully advises the Staff that Discover has provided its response directly to the Staff under separate cover. By a separate letter, Discover has requested confidential treatment for its response pursuant to the provisions of Rule 83.

3.

Please tell us what control deficiencies were identified in connection with the card product misclassification matter and explain whether the deficiencies related to the design or operating effectiveness of the controls. Additionally, please explain:

•

how you assessed the severity of each control deficiency and describe the factors that affected the magnitude of the misstatement that might result from the control deficiencies, including (i) the total monetary amount of the transactions exposed to the deficiency and (ii) the volume of activity in the class of transactions exposed to the deficiency; and

•	your plans to remediate the identified control deficiencies and the status of the remediation efforts.

Response: Capital One respectfully acknowledges the Staff’s comment and respectfully advises the Staff that Discover has provided its response directly to the Staff under separate cover. By a separate letter, Discover has requested confidential treatment for its response pursuant to the provisions of Rule 83.

4.

We note your assertion that the card product misclassification relates to revenue recognized under ASC 606. Provide a more fulsome explanation of the errors that existed in your application of ASC 606 and, by reference to the steps within ASC 606, how you quantified the ASC 606 error corrections. Include in your response, but do not limit it to the points below. To the extent that there are different types of contracts or customers to which the ASC 606 errors relate, tailor your response to address those differences. Include specific citation to ASC 606 as necessary to explain your error correction.

•	Identify for which of the five steps within ASC 606 your initial accounting was in error.

•

Clarify and describe the unit of account within Step 1 of ASC 606 (e.g., a single contract, combined contracts, etc.) to which the errors relate, describe each of the performance obligations within that contract, and identify the specific performance obligation(s) to which the errors relate.

•

For the contracts identified in Step 1 of ASC 606 to which the error relates, explain how in both your initial and corrected accounting you determined transaction price and allocated it to the performance obligations within the contract, explicitly identifying the differences between your initial and corrected accounting.

Response: Capital One respectfully acknowledges the Staff’s comment and respectfully advises the Staff that Discover has provided its response directly to the Staff under separate cover. By a separate letter, Discover has requested confidential treatment for its response pursuant to the provisions of Rule 83.

* *  *  *  *  *

U.S. Securities and Exchange Commission

August 23, 2024

If you have any questions, please do not hesitate to contact me at (212) 403-1367, or my partner Matthew M. Guest at (212) 403-1341.

Very truly yours,

/s/ Brandon C. Price

Brandon C. Price

cc:	Matthew W. Cooper, General Counsel and Corporate Secretary, Capital One Financial Corporation
Matthew M. Guest, Wachtell, Lipton, Rosen & Katz